The information in this preliminary pricing supplement is not complete and may be changed.  A registration statement relating to the securities has been filed with the Securities and Exchange Commission.  This preliminary pricing supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of securities is not permitted.

Subject to Completion, dated June 21, 2013 Preliminary Pricing Supplement No. 104/A* (To Prospectus Supplement dated June 7, 2013 and Prospectus dated June 7, 2013)	Filed Pursuant to Rule 424(b)(5) Registration Nos. 333-189150 and 333-189150-01 June 21, 2013

CUSIP/ ISIN	Aggregate Principal Amount		Price to Public(1)	Selling Agent’s Commission(2)	Net Proceeds	Interest Type	Interest Rate	Interest Payment Frequency	Day Count Fraction	Business Day Convention	Maturity Date	First Interest Payment Date	First Interest Payment Amount	Survivor’s Option	Ranking
53944XEJ0/ US53944XEJ00	$	Per Note:	$1,000.00	$17.50	$982.50	Fixed	3.50% per annum	Semi-annually	30/360	Following, unadjusted, New York and London	7/5/28	1/5/14	$17.50 (per $1,000 Note)	Yes	Senior Unsecured
		Total:	$	$	$

Redemption Information: Non-Callable

Selling Agent: Barclays Capital Inc.

(1)  The proceeds you might expect to receive if you were able to resell the Notes on the Issue Date are expected to be less than the issue price.  This is because the issue price includes the selling agent’s commission set forth above and also reflects certain hedging costs associated with the Notes.  For additional information, see “Risk Factors — The issue price of the notes has certain built-in costs, including the selling agent’s commission and our cost of hedging, both of which are expected to be reflected in secondary market prices” on page S-3 of the accompanying prospectus supplement.  The issue price also does not include fees that you may be charged if you buy the Notes through your registered investment advisers for managed fee-based accounts.

(2)  The Selling Agent may retain all or a portion of this commission or use all or a portion of this commission to pay selling concessions or fees to other dealers.  See “Supplemental Plan of Distribution” starting on page S-29 of the accompanying prospectus supplement.

* This amended and restated preliminary pricing supplement amends, restates, and supersedes Preliminary Pricing Supplement No. 104 dated June 17, 2013.  We refer to this amended and restated preliminary pricing supplement as the “pricing supplement.”

Lloyds TSB Bank plc fully and unconditionally guaranteed by Lloyds Banking Group plc Retail Notes, Series B	Offering Dates:	June 21, 2013 through July 1, 2013	Notes:	Retail Notes, Series B
	Trade Date:	July 1, 2013	Issuer:	Lloyds TSB Bank plc (“Lloyds Bank”)
	Issue Date:	July 5, 2013	Guarantor:	Lloyds Banking Group plc (“LBG”)

Minimum Denomination/Increments: $1,000/$1,000
Settlement and Clearance: DTC; Book-Entry
Listing: The Notes will not be listed or displayed on any securities exchange or quotation system.

Survivor’s Option Payment Date:  Subject to limitations, each February 15 and August 15 of each calendar year.  See “Risk Factors — Any Survivor’s Option may be limited in amount, and any repayments made with respect to the exercise of a Survivor’s Option will not be made immediately” and “Description of the Survivor’s Option” starting on page S-6 and page S-20, respectively, in the accompanying prospectus supplement.

Interest Payment Dates:  Interest on the Notes will be paid semi-annually in arrears on the 5th day of each January and July (each an “Interest Payment Date”) beginning on (and including) January 5, 2014 and ending on the Maturity Date or the Survivor’s Option Payment Date, if applicable.  For additional information see “Description of the Notes and the Guarantees — Payment of Principal, Interest and Other Amounts Due” starting on page S-13 in the accompanying prospectus supplement.

If an Interest Payment Date, the Maturity Date or the Survivor’s Option Payment Date, if applicable, for any Note is not a business day (as defined in the accompanying prospectus supplement), principal, premium, if any, and interest for that Note will be paid on the next business day, and no additional interest will accrue in respect of such payments made on the next business day.

Any payments due on the Notes, including any repayment of principal, will be subject to the creditworthiness of Lloyds Bank, as the Issuer, and LBG, as the Guarantor of the Issuer’s obligations under the Notes.

LBG and Lloyds Bank have filed a registration statement with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read this pricing supplement together with the prospectus dated June 7, 2013 (the “prospectus”) in that registration statement and other documents, including the more detailed information contained in the prospectus supplement dated June 7, 2013 (the “prospectus supplement”), that LBG and Lloyds Bank have filed with the SEC for more complete information about LBG and Lloyds Bank and this offering.  You may access these documents on the SEC website at.www.sec.gov.  LBG’s Central Index Key, or CIK, on the SEC website is 1160106 and Lloyds Bank’s CIK on the SEC website is 1167831.  The prospectus supplement and the prospectus may be accessed as follows (or if such address has changed, by reviewing LBG’s and Lloyds Bank’s filings for the relevant date on the SEC website):

•          prospectus supplement dated June 7, 2013 and prospectus dated June 7, 2013
http://www.sec.gov/Archives/edgar/data/1160106/000095010313003584/dp38362_424b2-retailnotes.htm

You may revoke your offer to purchase the Notes at any time prior to the time at which your offer is accepted on the Trade Date by notifying the Selling Agent.  Lloyds Bank has the right to change the terms of, or reject any offer to purchase the Notes in whole or in part.  The Selling Agent also has the right to reject any offer it solicited to purchase the Notes.  In the event of any changes to the terms of the Notes, Lloyds Bank or the Selling Agent will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case your offer to purchase the Notes may be rejected.

Investing in the Notes involves significant risks.  See “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

None of the Securities and Exchange Commission, any state securities commission and any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

……., 2013